Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2009

Overview

ArcelorMittal including its subsidiaries (“Arcelor Mittal” or the “Company”) is the world’s largest and most global steel producer, with an annual production capacity of over 130 million tonnes of crude steel. The Company produced approximately 31 million tonnes of crude steel for the six months ended June 30, 2009. ArcelorMittal had sales of $124.9 billion and steel shipments of 101.7 million tonnes in the year ended December 31, 2008. ArcelorMittal had sales of $30 billion and steel shipments of 33 million tonnes in the six months ended June 30, 2009. ArcelorMittal has steel-making operations in 20 countries in four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the Commonwealth of Independent States (“CIS”) and has a growing presence in Asia, particularly in China. As of June 30, 2009, ArcelorMittal had approximately 296,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 160 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Although uptrends and downtrends may become less pronounced in the future if steel industry consolidation continues, the significant fall in demand in late 2008 has shown that the market is not immune to volatility and sharp corrections following a period of continuous growth between 2004 and 2008. As prices of steel and associated raw materials rose into the third quarter of 2008, speculative behavior in many markets masked an underlying weakening of demand for steel. Then, as the global economic crisis worsened in September 2008, the market collapsed and steel producers including ArcelorMittal abruptly cut production by significant amounts.

While the medium to longer-term outlook for steel demand is one of continued growth, the last quarter of 2008 and the first half of 2009 have been characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. In response to these conditions, ArcelorMittal took action on a number of fronts. It cut production at its plants by up to 45% on average through the first half of 2009 in order to accelerate de-stocking. It adapted its growth plan to market conditions, significantly reducing planned capital expenditures. In mid-September 2008 it started implementing a management gains saving plan of $5 billion over five years, including reduction of SG&A costs, of which $2 billion is expected to be achieved in 2009, and also implemented temporary fixed cost reductions through industrial optimization. On the financial side, the Company sharply reduced its debt, having already nearly achieved by June 30, 2009 its end-2009 target to reduce net debt (i.e., long-term debt, net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments) by $10 billion from $32.5 billion at September 30, 2008. ArcelorMittal has also improved its liquidity and debt maturity profile, cutting its dividend in half and raising over $11 billion through debt, equity and convertible bond capital market transactions undertaken in the second quarter of 2009.

Although these measures have been key in stabilizing the Company’s performance during a challenging period, ArcelorMittal’s underlying strategy has not changed. It continues to believe that the key drivers for maintaining a competitive position and positive financial performance are cost efficient production, focused customer service, product differentiation, vertical integration, geographic diversification as well as lower leverage.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products and stainless steel and tubular products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available

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production capacity. Unlike other commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.

Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional and price increases in steel may lag behind price increases in production costs. Mini-mills utilizing scrap as a primary input (which is typically traded on spot basis) can have significant cost advantages in an environment of wide fluctuations in the price of steel and raw materials. Conversely, as in the fourth quarter of 2008 and the first half of 2009, decreases in steel prices may outstrip decreases in raw material costs. Increases in production costs are driven by supply-demand dynamics and demand from alternative markets. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market conditions.

Economic Environment1

After recording average global real gross domestic product (“GDP”) growth of 3.2% per year between 2000 and 2007, world GDP growth receded to 2.2% in 2008 as the slowdown in the developed markets during the first half of 2008 was exacerbated by the global financial crisis that began in September 2008.

A synchronized downturn followed across every region, as financial risk escalated with the bankruptcy of Lehman Brothers and the US government’s rescue of mortgage agencies (Fannie Mae and Freddie Mac) and other financial institutions such as AIG, the insurance company. Reacting to these extreme levels of financial market stress and despite efforts by central banks to add massive amounts of liquidity into the financial system, banks sharply cut their volume of lending both to each other and to customers, forcing short-term interest rates to very high levels and creating a ‘credit crunch’.

This negative contagion was manifest in severe falls in output in both developing and developed markets with more acute falls in countries heavily dependent on trade (e.g. South East Asia) or external credit lines (e.g. CIS and Eastern Europe). At the same time other economies that depended less on trade or that had relatively sounder banking systems (e.g. China, India and much of South America) were affected to a much lesser extent than other emerging markets.

In the United States, GDP began to fall in the third quarter of 2008 (-0.5% annualized) before falling at a 6.3% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions culminated in a move to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009 accounting for about one-half of the estimated 5.5% drop in annualized GDP. The second quarter of 2009 is also expected to record a 2.1% decrease in annualized GDP as domestic demand and inventories bottom out, culminating in a GDP decline of 3.1% year on year in the first half of 2009.

The economy of the European Union countries (EU27) suffered a similar fate to that of the United States during the first half of 2009, but with the collapse in world trade affecting its output even more negatively. Indeed, EU27 output declined at an annualized rate of 9.6% in the first quarter of 2009 after declining at an annualized rate of 7.2% in the fourth quarter of 2008. GDP in the EU27 was down 5% year on year in the first half of 2009.

These falls in output in developed countries, coupled with sharply falling developing markets reduced global output by over 6% (quarter on quarter annualized rate) in both the fourth quarter of 2008 and the first quarter of 2009.

Although developed markets continued to decline (quarter on quarter) in the second quarter of 2009, major government economic stimulus measures and an ending of the de-stocking cycle appear to have kept domestic demand at more stable levels in much of the developing world. This is evident in much of Asia (particularly China and India) where domestic or regional demand appears to be boosting South East Asian exports. At the same time, stimulus packages announced in South America are also beginning to have the desired effect on domestic demand.

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 1 GDP & Industrial production data and estimates sourced from Global Insight 14th July 2009

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In the CIS region, however, continuing tight credit conditions are still hampering economic activity relative to other emerging markets.

The global economy declined by 3.1% year on year in the first quarter of 2009. In the second quarter of 2009, despite growth in Asia that helped to stabilize global output, GDP remained down around 3.4% year on year. Overall the world economy is expected to have declined 3.2% year on year in the six months ended June 30, 2009, the worst performance since 1945.

Global industrial production declined by 0.2% in 2008 after growing by 4.0% in 2007. Industrial output in the Organization for Economic Co-operation and Development (“OECD”) countries (Western Europe, Japan and the U.S.) declined by 2.0% in 2008 after increasing by 2.6% in 2007. At the same time, industrial production in non-OECD countries increased by 5.2% in 2008, down from 8.5% in 2007. These slowing trends accelerated during the first half of 2009, with OECD industrial output contracting by 16% in the six months ending June 30, 2009 from 1.6% growth during the same period a year earlier. Industrial production in non-OECD countries declined by 4.3% in the first half of 2009 from 9.3% growth during the same period a year earlier. These developments contributed to world industrial output declining over 13% in the six months ended June 30, 2009, after growing by 3.5% in the corresponding period last year.

The adverse economic developments and the accompanying significant decline in investment and infrastructure spending led to a decline in steel demand in the six months ended June 30, 2009 with the decline being proportionately greater in developed rather than developing nations.

Initiatives in Response to Adverse Economic Conditions

As noted above, ArcelorMittal has implemented several initiatives in response to the deteriorating economic and steel market environment that began in September 2008:

•	Adapting its existing growth plan to reflect market conditions, including capital expenditure reductions,
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Targeting $5 billion in cost savings under the Company’s management gains plan over the next five years, including $2 billion in fixed cost savings in 2009 (of which $1.7 billion had been achieved by the end of June 2009) mainly through SG&A savings and implementing other sustainable fixed cost reductions,

•	Reducing production by up to approximately 45% to accelerate inventory reduction (see “—Steel Production”), in the fourth quarter of 2008 and the first half of 2009,
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Implementing various measures to improve the Company’s liquidity position and preserve cash flow, including targeting a reduction of working capital rotation days, raising over $11 billion through debt, equity and convertible bond issuances undertaken in the second quarter of 2009, reducing the proposed 2009 dividend by half to $0.75 per share, suspending share buy-backs and curtailing merger and acquisitions activity, and

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Targeting a $10 billion reduction in net debt by the end of 2009 (almost all of which was achieved by the end of the second quarter of 2009) from $32.5 billion as of September 2008 (see “—Liquidity and Capital Resources”).

ArcelorMittal has adjusted its growth plan announced in September 2007, originally centered around increasing production at existing facilities through capital expenditures, ongoing acquisitions and development of greenfield projects primarily in emerging markets, along with expansion of mining and distribution capabilities, to adapt to current market conditions. The Company is continuously re-evaluating planned growth projects in order to prevent the creation of overcapacity and excess supply in its markets, as well as to prudently manage liquidity. Spending on growth projects was reduced in late 2008, and is being strictly limited in 2009. In 2008, the Company reduced its capital expenditures to $5.5 billion (of which approximately $3.0 billion was maintenance capex and $2.5 billion was growth capex) from an initial budget of $7 billion. In 2009, the Company plans to reduce its capital expenditure to $3.0 billion (of which $2.5 billion is maintenance capex), substantially lower than originally planned. New growth capital expenditure will be limited to high-return projects that do not add capacity (either in products or value chain), and maintenance capital expenditures are expected to decrease as a result of engineering and equipment cost deflation, as well as volume reduction. ArcelorMittal expects that these reductions will contribute to a reduction of net debt and thus improve the Company’s balance sheet flexibility.

ArcelorMittal has announced a $5 billion, five-year cost reduction (management gains) plan involving the

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following elements:

•	Continued improvement in operating practices,
•	Headcount reduction through voluntary separation and retirement plans, natural attrition and targeted rationalization,
•	Reduction in energy consumption through internal benchmarking and key investments,
•	Cost reduction due to subcontracting and purchasing improvements,
•	Significant yield improvement resulting from targeted investments and roll-out of best practices,
•	Raw material cost reduction through investment in process optimization, and
•	SG&A reduction.

The Company expects to achieve $2 billion of management cost reductions in 2009, of which $1.7 billion had been achieved as of the end of the second quarter. Near-term savings are concentrated in SG&A expenses, with approximately $1 billion resulting from implementation of announced voluntary separation and voluntary retirement plans relating in particular to employees in administrative or other non-production functions worldwide. The remaining savings will result from other fixed-cost reductions, including the extension of voluntary separation and retirement plans to production employees at various sites worldwide on a site-by-site basis, in consultation with local employee representatives. Cost decreases from energy consumption reductions and yield improvements, both of which require upfront capital expenditures, will be achieved in later years once the necessary capital expenditures can be made. Management continues to evaluate additional opportunities for near-term cost reductions.

Steel Production2

Since steel demand collapsed after the global economic crisis erupted in September 2008, steel producers have sought to rebalance supply with demand by rapidly cutting production. Annualized world crude steel production, which peaked in June 2008 at over 1.4 billion tonnes, fell sharply during the remainder of 2008, falling below 1 billion tonnes in December 2008. Steel production remained very weak in the first quarter of 2009 at 1.07 billion tonnes annualized, 23% lower than in the first quarter of 2008. Steel production began to recover slightly during the second quarter 2009, reaching 1.2 billion tonnes annualized in June 2009. Total global crude steel production for the six months ended June 30, 2009 was 549 million tonnes (for the 66 countries for which monthly production data is collected by the World Steel Association), 21% lower as compared to the 698 million tonnes produced in the first half of 2008.

The decline in output was particularly sharp in developed rather than emerging economies. By contrast, Chinese production in particular responded rapidly to increased domestic demand following the implementation of the Chinese government’s economic stimulus initiatives. While global production in June 2009 was the highest since September 2008 at 99.8 million tonnes, it remained 16% lower than in June 2008. Meanwhile, Chinese production in June 2009 was up by 6% year on year. In the first half of 2009, Chinese production of 266 million tonnes represented over 48% of global production and remained above the 263 million tonnes produced in the six months ended June 30, 2008 (which represented less than 38% of world output).

Global production outside of China (in the six months ended June 30, 2009) fell by approximately 152 million tonnes, or 35%, from 435 million tonnes produced in the first half of 2008. This was led by declines of 47 million tonnes or 43% to 62 million tonnes in the European Union, and by almost 34 million tonnes, or 48%, to 36 million tonnes in North America. Steel production fell by 35% in South America, 32% in the CIS, 40% in Japan and 21% in Africa in the first half of 2009 compared to the first half of the previous year. The only regions to see greater production in the six months ended June 30, 2009 as compared to the same period last year were India, higher by 1.3% (or 0.35 million tonnes), and the Middle East where production remained broadly stable, up by 0.4%.

ArcelorMittal responded to the global slowdown by implementing production cuts of up to 45% on average across its segments in the fourth quarter of 2008. These cuts were maintained in the first half of 2009 and, entering the third quarter, production levels are being raised slowly, as demand allows. Overall, ArcelorMittal’s production in the fourth quarter of 2008 was cut to approximately 15.4 million tonnes, which is almost 14 million tonnes lower

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 2 Source: International Iron and Steel Institute

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than in the third quarter of 2008. Production in the first quarter of 2009 fell further to 15.2 million tonnes, picking up slightly to 15.9 million tonnes in the second quarter of 2009.

Steel Prices3

Steel prices collapsed in late 2008 when the markets absorbed the full impact of the financial crisis, after having risen steadily through the first half of the year due to high raw material cost, high apparent demand and tight supply. Spot hot rolled coil (“HRC”) prices fell from a peak of $1,168-1,240 per tonne in the U.S. in May, and €770-825 per tonne in Northern Europe in August, to $584-606 per tonne in the U.S. and €475- 610 per tonne in Northern Europe at year-end. ArcelorMittal’s average steel selling prices fell substantially as a consequence.

This price fall accelerated into 2009, reaching a bottom in the second quarter at $397-419 per tonne for the U.S. and €310-395 per tonne for Northern Europe. Prices fell below cost levels for many producers, and were driven by widespread de-stocking by producers and distributors alike seeking to generate cash. Capacity utilization in the U.S. settled at record lows near 41% (down from 90% during the second quarter of 2008). European prices were depressed for similar reasons, and low-priced imports from the CIS region created extra downward pressure.

As Chinese domestic demand and domestic prices remained relatively strong, Chinese producers did not need to export and, without this additional export supply, export prices remained relatively high at levels close to $500 per tonne FOB.

Towards the end of the second quarter of 2009, flat product prices rebounded slightly worldwide. Improvement in business confidence, better activity levels and falling inventories spurred the rebound. Many producers are currently easing production cuts, though many believe the recent rise in apparent demand is being driven by lower inventories and speculative buying rather than an increase in real demand for steel. Chinese demand continues to be the main driver of the recovery.

U.S. HRC spot prices at the end of June reached $419-463 per tonne. In Europe, the price recovery started later but is now also under way. Price increases of about €30 per tonne are expected for shipments over July and August, which would raise prices over €400 in the North and West Europe.

Long products prices reached a bottom at the end of the first quarter of 2009, with Turkey rebar at export prices of $380-400 per tonne FOB as a reference. Since March 2009, several price spikes driven by increases in prices for scrap and semi-finished products have occurred, but they have not been supported by sustained demand for finished products. Prices for Turkey rebar for export settled in a range of $450-480 per tonne FOB during the second quarter of 2009.

Current and Anticipated Trends in Steel Production

ArcelorMittal expects steel production to be at significantly lower levels overall in 2009 as compared to recent years, with a gradual recovery in the second half of the year. Overall, the timing and extent of a further recovery in steel prices will depend both on an increase in sustainable real demand (driven itself by economic recovery and possibly infrastructure spending), the timing of which the Company cannot currently predict, and the rate and extent of further inventory reduction. Low customer inventories are a vital condition for a recovery of demand once confidence returns to the market.

With inventory reduction mostly complete by the end of the first half of 2009, steel demand is now rising in both the U.S. and Europe. Inventories at U.S. service centers are now at historical lows (under 6 million tonnes at the end of June 2009 from almost 11 million tonnes a year earlier),4 and are not expected to fall much lower. The reduction in inventory is expected to push up apparent demand in the second half of 2009, as should an expected (albeit uncertain) recovery in automotive production.  European inventory levels are not at historical lows, but apparent demand is also expected to rise in the second half of 2009 as the pace of de-stocking slows.

Raw Materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g. scrap), alloys, electricity, natural

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 3 Source: Steel Business Briefing (SBB)

 4 Source: Metals Service Center Institute, July 14, 2009

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gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. The demand for these raw materials was lower in the first half of 2009 because of lower demand for steel. In the longer term, the demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities in 2009, the spot market prices for most raw materials used in the production of steel saw their lows in the first quarter 2009, but have since recovered to more stable levels during the second quarter of 2009. The main driver for the stability of input prices has been the demand from China, which continued to produce steel at relatively unchanged levels during the first half of 2009. In addition, the economic stimulus packages implemented by various governments and renewed stability in the financial system have stabilized economic forecasts.

Until the market downturn, ArcelorMittal was largely able to reflect raw material price increases in its steel selling prices. However, in the declining market, ArcelorMittal did not benefit immediately from the sharp fall in spot prices because it sources a large part of its requirement for primary raw materials under long-term contracts. Particularly for iron ore and coal, prices are set annually in advance, and some contracts contain volume commitments. During the first half of 2009, the inventories of raw materials and finished goods throughout the supply chain have been optimized towards lower demand and production levels in the steel industry. Since the fourth quarter of 2008, ArcelorMittal has borne relatively high input costs on the purchasing side as compared to spot market prices. However, the impact of this squeeze effect has gradually decreased and has largely been mitigated or spread over time following discussions with suppliers.

Iron Ore

The iron ore market was severely affected by the global downturn in steel production since the third quarter of 2008, though in the second quarter of 2009, signs of a revival appeared in Asia, particularly in China. China alone has become the biggest consumer of seaborne iron ore with a market share of close to 80%. This allowed seaborne iron ore suppliers to increase their production and reach pre-crisis production levels.

The settlement of the 2009 benchmark price for iron ore was agreed in May 2009 after a prolonged negotiation period between the iron ore market players. The Australian benchmark prices resulted in a 33% reduction for iron ore fines and a 44.5% reduction for lump ore relative to 2008 prices. The Brazilian benchmark price for Asia and Europe resulted in a reduction of 28.2% for fine ore, 44.47% for lump ore and 48.3% for pellets. Consequently, the new European reference prices per dry metric tonne unit (dmtu) FOB are $0.965 for Southern System Fines (SSF), $1.009 for Carajas fines, $1.096 for SSF lump ore, $ 1.138 for Tubarao BF pellets and $ 1.252 for Tubarao DR pellets.

Coking Coal and Coke

Prices for premium grade coking coal on the spot market fell sharply in response to the economic crisis and slowdown in the steel market. Spot prices for coking coal decreased from prices in excess of $300 per metric tonne FOB in the third quarter of 2008 to $120-$130 per tonne FOB in March 2009. The Australian benchmark for premium hard coking coal (HCC) settled in March, resulting in contractual prices for fiscal years 2009 and 2010 of $129 per tonne.

In the short-term, metallurgical coal demand is expected to increase slightly due to the completion of de-stocking activity in the steel industry and growing demand from China. Hence, a slight increase in spot prices can be expected for the second half of 2009 in response to higher industrial demand for coal supported by the increase in industrial activity in the global economy.

The seaborne coking coal market in the first half of 2009 was dominated by China, with Chinese imports reaching 1.9 million tonnes per month in March, compared to 0.5 million tonnes per month on average for the fourth quarter of 2008. The share of coal shipments to China from Australian ports through first half of 2009 rose from

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17% of overall shipments in the first quarter to over 30% in the second quarter.

Chinese coke prices for 12.5% ash decreased from over $700 per tonne FOB in the third quarter of 2008 to $425 per tonne in March 2009, and stabilized at the level of $385 per ton at the end of the second quarter of 2009. China’s coke exports in the first half of 2009 plummeted 97% compared to the first half of 2008. For the first six months of 2009, Chinese coke exports totaled about 230,000 tonnes, reflecting the weak demand from overseas steel markets.

Scrap

Global scrap prices were highly volatile in the first half of 2009. Prices were relatively low in December 2008 at an average of $277 per tonne for shredded scrap E405 in Europe. This price continued to decrease further in the first quarter of 2009, reaching $197 per tonne at the end of March, before finally increasing to $248 per tonne in July 2009. U.S. shredded scrap saw its lowest level in April 2009 at $172 per tonne, down from $199 per tonne in December 2008. At the end of the first half of 2009, prices in the U.S. had recovered to $250 per tonne. The main reason for the decrease in the first quarter of 2009 was continuing destocking in the steel supply chain, reducing the need for scrap. In the second quarter of 2009, the recovery in steel production and the end of the destocking phase caused a revival in scrap demand.

China imported 5 million tonnes of scrap in the first half of 2009, returning to 2006 levels. Import prices into the South East Asia were $260 per tonne for Heavy Metal Scrap (HMS) 1/2 80:20 in December 2008, $230 per tonne in March 2009 and $300 per tonne in June 2009.

Alloys and Base Metals

The underlying price driver for bulk alloys is the price of manganese ore. Manganese ore prices decreased significantly from $15/dmtu in the first half of 2008 to below $5/dmtu in the first half of 2009. Cheaper raw materials and lack of demand from the steel industry have driven bulk alloys prices lower. Average alloy prices6 between the first half of 2008 and the first half of 2009 decreased 63% for High Carbon Ferro Manganese (HCFeMn), a decrease of €1,047 per tonne ($1,763 per tonne), 60% for Silico Manganese (SiMn), a decrease of €875 per tonne ($1,479 per tonne), and 38% for Ferro Silicon (FeSi), a decrease of €371 per tonne ($744 per tonne).

Base metals used by ArcelorMittal are zinc and tin for coating, aluminum for deoxidization of liquid steel, and nickel for manufacturing stainless steel. ArcelorMittal generally hedges its exposure to its base metal inputs in accordance with its risk management policies.

Zinc7

The price of zinc was $1,187 per tonne in January 2009, rising steadily to $1,517 by mid-July 2009. Overall, the price of zinc has increased by approximately 31% since the beginning of the year. Before then, zinc prices had been falling since mid-2007, and dropped below the cost curve at the end of 2008, which resulted in massive cuts in zinc mining and smelting production that prevented both markets from moving into a substantial surplus at that time.

Nevertheless, London Metal Exchange (“LME”) inventory levels have risen in 2009 by almost 55% to 353,850 tonnes in mid-July 2009 as compared to the year-end 2008 inventory of 228,451 tonnes. The supply-demand fundamentals indicate a surplus of zinc will develop in 2009.

The Chinese State Reserve Bureau has implemented an inventory building policy which tightened the Chinese market, resulting in huge imports of refined zinc. The current price level of zinc is supported by strong demand in galvanized steel in China due to the combination of China’s stimulus package, its construction industry and its lively automotive sector. This increasing demand partially has offset the decline in consumption in the rest of the world.

Nickel

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 5 E40 is the scrap grade classification of shredded old steel scrap as per the European Steel Scrap Specification (“ESSS”) methodology

 6 Average prices based on CRU Europe Spot price index

 7 Prices included in this section are based on the London Metal Exchange ("LME") cash price

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Nickel prices began 2009 at a level of $13,000 per tonne on hopes of an economic recovery but dropped to $9,000 per tonne towards the end of the first quarter of 2009, as it became clear that the crisis would be prolonged. This resulted in stainless steel producers in Europe, U.S. and Asia cutting production by 50% whilst at the same time the market went into a period of heavy destocking. Nickel producers reduced production and postponed new projects in an attempt to match the demand. However, this was insufficient and LME stocks rose from 79,000 tonnes in early January to 108,000 tonnes at the end of March. From April onwards, China started to raise its stainless steel production and started to import significant volumes of nickel. Consequently nickel prices started to rise again and reached $16,000 per tonne by the end of June 2009. Simultaneously LME stocks stabilized at 108,000 tonnes, after having reached an all time high of 114,000 tonnes at the end of April 2009. In the comparative period of 2008, nickel prices slipped from a level of $30,000 per tonne at the beginning of 2008 to $21,000 per tonne by the end of June 2008. During this period, LME stocks remained relatively flat at a level of 50,000 tonnes.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2009 have especially been affected by the sharp fall in natural gas prices in 2008, which has continued in 2009. In Europe, as fuel markets fell at the end of 2008, so did electricity, with EEX year-ahead price for Germany decreasing from about €90/MWh in mid-2008 down to approximately €50/MWh in mid-2009. Prices remain firm despite low demand due to sustained coal and CO2 price levels. The need for investment for both replacement and additional capacity remains in the medium-term, but is not as apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are usually linked with petroleum prices, normalizing for each fuel’s energy content. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or OTC. Prices elsewhere are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to limit production.

In 2008, North American natural gas prices fluctuated considerably, with prices ranging between $13.6 per MMBTu and $5.3 per MMBTu, due to mild weather conditions, unprecedented new production deliveries, and reduced economic activity, causing prices to collapse during the latter half of 2008. Prices continued to decrease in 2009 by around $4 per MMBtu as demand has remained low.

In 2008, oil markets experienced the biggest price variations ever in U.S. dollar terms, with prices varying between $146 per barrel to below $37 per barrel. In the first half of 2009, prices rose off their lows and settled around $60 per barrel due to OPEC quota policy and the resulting restriction of supply, which offset a dramatic fall in world demand. This had an upward impact on natural gas oil indices in Europe. Because of delayed indexation mechanisms, the decrease in 2008 oil prices has only impacted natural gas prices in 2009.

Ocean Freight

Ocean freight rates collapsed during the fourth quarter of 2008 as world trade levels dropped drastically mainly due to steel production cuts, as steel producers account for almost 50% of demand for dry bulk shipping. The Baltic Dry Index (BDI), which touched above 12,000 at its peak in May 2008, fell below 1,000 during the fourth quarter of 2008. However, the stimulus package of the Chinese government resulted in an increase in demand for steel for the construction and auto sectors in China, helping to boost the demand for raw materials for the Chinese steel industry. The drop in ocean freight, iron ore and coal prices led Chinese steel mills to import more raw materials rather than using relatively expensive domestic iron ore and coal. This resulted in increased iron ore trade from Brazil, Australia and India into China. The rates have increased gradually since the first quarter of 2009, and the Baltic Dry Index has recovered, reaching the 4,000 level in June 2009.

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Impact of Exchange Rate Movements

After reaching record highs in the second half of 2008 and the first quarter of 2009 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar weakened significantly in the second quarter of 2009 against the Polish zloty, Czech koruna, Romanian leu, Canadian dollar, Euro, Brazilian real, South African rand and Mexican peso.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations.  In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered approximately 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, or approximately $20 billion. Several forward exchange and option contracts amounting to a substantial portion of the hedge were unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in shareholders’ equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is expected to be recycled in the statement of operations over 2009-2012. In the first and second quarters of 2009, non-cash gains of $503 million and $239 million, respectively, were recorded in respect of the amounts recycled because the raw material purchases did not occur or were no longer expected to occur. See Note 16 to the 2008 ArcelorMittal Consolidated Financial Statements and Note 8 of the condensed consolidated financial statements for the six months ended June 30, 2009 presented in this report.

Trade and Import Competition

Europe

Import competition had risen consistently in the steel market in the European Union to reach 37.5 million tonnes of finished goods during 2007, or an import penetration ratio (imports/market supply) of over 19% during 2007.  During the first half of 2008, the international shortage of tradable steel caused finished steel imports into the region to fall to approximately 15.5 million tonnes (15% of market supply) from 19.5 million tonnes during the first half of 2007. Although imports fell to 15 million tonnes in the second half of 2008, as a share of the market they rose to 19% due to steel consumption collapsing during the fourth quarter. Imports have continued to fall through the first half of 2009 due to the narrowing of the price differential between European and Chinese steel and weakness of demand within the European Union. Imports fell to around 1 million tonnes per month during May and June and to a mere 8 million tonnes during the six months ended June 30, 2009. However, as market supply within the European Union fell by around 42% year on year, the import penetration ratio has fallen only to 13.5% in the first half of 2009, despite imports halving from the previous year.

United States

Historically, imports have played a significant role in the United States steel market. Total finished imports reached a historic record of almost 32 million tonnes in 2006 before declining through both 2007 and 2008 as steel demand contracted. In 2008 approximately 22.5 million tonnes8 of finished steel products were imported, an import penetration ratio (imports/market supply) of approximately 23%. This ratio was almost 32% in the fourth quarter of 2008, due to the rapid decrease in domestic demand outpacing the decrease in imports. A similar ratio was observed in the first quarter of 2009 (31%) as both imports and market supply continued to fall. During the second quarter of 2009 imports fell further to levels not seen for many years. Finished steel imports in May were under 0.9 million tonnes falling, from approximately 1 million tonnes in April and an average of 1.6 million tonnes a month during the first quarter. The import penetration ratio is estimated to have fallen to around 21% and is expected to remain below 20% in the second half of 2009.

 Consolidation in the Steel Industry

_________________________

 8 Source Census Bureau data

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The steel industry has experienced a consolidation trend in recent years, which continued in 2007 but slowed during 2008 with the onset on the credit crisis and global economic downturn.

Structurally, the steel industry benefits today from the consolidation that has taken place over the past five to ten years. It has created stronger, more global firms that are better placed to respond swiftly in an economic downturn. For example, ArcelorMittal implemented production cuts of up to 45% in the fourth quarter of 2008 and the first half of 2009 in order to support the de-stocking process.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, the other notable merger of 2007 was that of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens in 2002). In Eastern Europe, U.S. Steel’s acquisitions in Slovakia and Serbia continued the trend of industry consolidation. In recent years, producers based in CIS like Evraz and Severstal, as well as Gerdau (Brazil), have made acquisitions in North America, Europe and South America.

Steel industry consolidation is also expected to take place in China over the medium term. The Chinese government has publicly stated that it expects consolidation in the Chinese steel industry and that the top ten Chinese steel producers will eventually account for 50% of national production. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces. The China Iron & Steel Association has indicated that it would continue encouraging cross-regional and cross-provincial mergers and acquisition and it will allow larger enterprises to play a predominant role in the future of the industry. An example of one such merger is the founding of the Shandong Iron and Steel Group, which resulted from the combination of the Laiwu Iron and Steel Group Co. Ltd and the Jinan Iron and Steel Group.

Recent and expected future industry consolidation should foster the ability of steel producers and the steel industry in general to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale. Moreover, steel-industry consolidation should result in fewer duplicate investments, both nationally and internationally, helping to make less likely a re-emergence of the chronic overcapacity that plagued the industry during the 1973 to 2003 period. In addition, consolidation among steel producers provides increased bargaining power with both suppliers and customers. The recent wave of steel industry consolidation followed the lead of the industry’s suppliers, where, for example, there are only three primary iron-ore suppliers. In addition, scrap suppliers are beginning to form larger and stronger groups, such as that resulting from the Sims-Neu merger, in order to maintain a stronger bargaining position with steel producers. This upstream consolidation continued further in the second quarter of 2009 with the announcement that global mining companies BHP Billiton and Rio Tinto are combining their iron ore operations in a joint venture.

 Operating Results

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS, Stainless Steel and Steel Solutions and Services.

The following discussion and analysis should be read in conjunction with ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2008, including the consolidated financial statements appearing therein, and the condensed consolidated financial statements for the six months ended June 30, 2009 included in the Company’s filing on Form 6-K dated as of August 5, 2009.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, steel shipments and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2009 as compared to six months ended June 30, 2008

Sales, Steel Shipments and Average Steel Selling Prices

ArcelorMittal’s sales were sharply lower at $30.3 billion for the six months ended June 30, 2009, down from $67.6 billion for the six months ended June 30, 2008, primarily due to decreases in average steel selling prices and

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lower shipments resulting from the global economic slowdown and reduction in steel demand.

ArcelorMittal’s steel shipments decreased 44%, to 32.9 million tonnes for the six months ended June 30, 2009, from 59.0 million tonnes for the six months ended June 30, 2008. Average steel selling prices decreased 23% for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008. Steel shipments and average steel selling prices were lower in all segments, reflecting the reduction in demand due to the global economic slowdown.

The following table provides a summary of sales at ArcelorMittal by operating segment for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. In each segment, the sharp decreases in sales, shipments and selling prices were the result of weak demand due to the severe downturn in the global economy.

	Sales for the six months ended June 30*,		Changes in
	2008 (in $ millions)	2009 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
Segment
Flat Carbon Americas	13,971	5,984	-57	-53	-13
Flat Carbon Europe	21,139	9,181	-57	-49	-18
Long Carbon Americas and Europe	17,550	7,861	-55	-39	-25
AACIS	6,874	3,366	-51	-27	-35
Stainless Steel	4,963	1,920	-61	-39	-37
Steel Solutions and Services	12,761	6,789	-47	-25	-30

___________________
* Amounts are prior to inter-company eliminations and include non-steel sales.

 Flat Carbon Americas

Sales in the Flat Carbon Americas segment decreased 57% to $6.0 billion for the six months ended June 30, 2009, from $14.0 billion for the six months ended June 30, 2008, primarily due to a 53% fall in steel shipments and a 13% fall in average steel selling prices.

Total steel shipments in the Flat Carbon Americas segment fell 53% to 7.1 million tonnes for the six months ended June 30, 2009 from 15.0 million tonnes for the six months ended June 30, 2008.

Average steel selling prices in the Flat Carbon Americas segment decreased 13% for the six months ended June 30, 2009 compared with the six months ended June 30, 2008, primarily due to the global economic crisis.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment decreased 57% to $9.2 billion for the six months ended June 30, 2009, from $21.1 billion for the six months ended June 30, 2008, primarily due to a 49% fall in steel shipments and an 18% decrease in average steel selling price.

Total steel shipments in the Flat Carbon Europe segment decreased 49% to 9.8 million tonnes for the six months ended June 30, 2009, from 19.3 million tonnes for the six months ended June 30, 2008.

Average steel selling prices in the Flat Carbon Europe segment fell 18% for the six months ended June 30, 2009 compared with the six months ended June 30, 2008.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment decreased 55% to $7.9 billion for the six months ended June 30, 2009, from $17.6 billion for the six months ended June 30, 2008, primarily due to a 39% fall in steel shipments and a 25% fall in average steel selling prices.

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Total steel shipments in the Long Carbon Americas and Europe segment decreased 39% to 9.7 million tonnes for the six months ended June 30, 2009, from 15.9 million tonnes for the six months ended June 30, 2008.

Average steel selling price in the Long Carbon Americas and Europe segment fell 25% for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008.

AACIS

Sales in the AACIS segment decreased 51% to $3.4 billion for the six months ended June 30, 2009, from $6.9 billion for the six months ended June 30, 2008, primarily due to a 27% fall in steel shipments and a 35% fall in average steel selling prices.

Total steel shipments in the AACIS segment decreased 27% to 5.7 million tonnes for the six months ended June 30, 2009, from 7.8 million tonnes for the six months ended June 30, 2008.

Average steel selling price in the AACIS segment decreased 35% for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008.

Stainless Steel

Sales in the Stainless Steel segment decreased 61% to $1.9 billion for the six months ended June 30, 2009, from $5.0 billion for the six months ended June 30, 2008, primarily due to a 39% fall in shipments and 37% fall in average steel selling price. This price change was linked to nickel prices, which were lower for most of the period despite recovering during the second quarter.

Total steel shipments in the Stainless Steel segment decreased 39% to 0.7 million tonnes for the six months ended June 30, 2009, from 1.1 million tonnes for the six months ended June 30, 2008.

Average steel selling price in the Stainless Steel segment decreased 37% for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008.

Steel Solutions and Services

Sales in the Steel Solutions and Services segment decreased 47% to $6.8 billion for the six months ended June 30, 2009 from $12.8 billion for the six months ended June 30, 2008, primarily due to a 25% decrease in shipments and a 30% decrease in average steel selling prices.

Total steel shipments in the Steel Solutions and Services segment decreased 25% to 8.4 million tonnes for the six months ended June 30, 2009, from 11.2 million tonnes for the six months ended June 30, 2008.

Average steel selling price in the Steel Solutions and Services segment decreased 30% for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008.

Operating Income (Loss)

ArcelorMittal’s operating loss for the six months ended June 30, 2009 amounted to $2.7 billion, compared to operating income of $10.2 billion for the six months ended June 30, 2008. The overall operating loss and the sharp deterioration across each segment were due to lower sales, lower average steel selling prices and lower shipment volumes as described above, and reflected the weak steel market that resulted from the sharp downturn in the global economy.

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Also contributing substantially to the decrease were $2.4 billion of pre-tax expenses that ArcelorMittal recorded in the first half of the year, which resulted from the ongoing weak steel market conditions and consisted of write-downs of inventory and related raw material supply contracts (approximately $2.1 billion) and provisions for workforce reductions, including voluntary separation programs (approximately $0.3 billion). Further details of these expenses are set out below:

•

Write-downs of inventory. On each balance sheet date, inventories are measured and valued at the lower of cost and net realizable value. Due to the rapid and sharp decline in demand for, and prices of, steel products, the net realizable value of certain inventories of finished steel products, works-in-process and raw materials (in particular iron ore and coking coal) after processing of these raw materials or works-in-process into steel products at the Company’s facilities at the end of the first half of 2009 were lower than their cost, resulting in write-downs.

•

Provision for onerous raw material supply contracts. ArcelorMittal sources a portion of its raw materials requirements under contracts whereby it has a firm commitment to purchase specified quantities at a set price over a set period. Due to the ongoing decline in steel selling prices in the first half of 2009, the Company recorded provisions with respect to raw materials sourced under these contracts because the net realizable value of such raw materials (assuming their processing into steel products at year-end) was expected to be lower than their cost and to result in write-downs.

•

Provision for workforce reduction (including voluntary separation programs). This provision relates to costs (including severance costs) expected to be incurred in connection with the voluntary separation programs that ArcelorMittal is in the process of implementing. This provision is in addition to the $0.9 billion provision for workforce reduction recorded at the end of 2008 and relates to an expansion of the programs.

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the six months ended June 30, 2009, as compared with the six months ended June 30, 2008:

	Operating Income (Loss)* Six months ended June 30,		Operating Margin
	2008 (in $ millions)	2009 (in $ millions)	2008 (%)	2009 (%)
Segments
Flat Carbon Americas	2,317	(1,020)	17	-17
Flat Carbon Europe	2,823	(602)	13	-7
Long Carbon Americas and Europe	2,788	(242)	16	-3
AACIS	1,815	2	26	0
Stainless Steel	474	(233)	10	-12
Steel Solutions and Services	443	(456)	3	-7

________________
* Amounts are prior to inter-company eliminations.

Flat Carbon Americas

Operating loss for the Flat Carbon Americas segment for the six months ended June 30, 2009 was $1.0 billion, as compared with operating income of $2.3 billion for the six months ended June 30, 2008. This operating loss reflected lower sales, steel shipments and selling prices resulting from the deteriorating global economy, and also included charges of $0.7 billion related to write-downs of inventory, provision for workforce reductions and provisions for onerous raw material supply contracts.

 Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the six months ended June 30, 2009 was $0.6 billion as compared with operating income of $2.8 billion for the six months ended June 30, 2008.

Operating loss for the six months ended June 30, 2009 included expenses of $0.9 billion primarily related to write-downs of inventory and provision for workforce reductions. This operating loss reflected the lower sales, steel

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shipments and selling prices resulting from the deteriorating global economy.

Long Carbon Americas and Europe

Operating loss for the Long Carbon Americas and Europe segment for the six months ended June 30, 2009 was $0.2 billion, as compared with an operating income of $2.8 billion for the six months ended June 30, 2008. This operating loss reflected the lower sales, steel shipments and selling prices resulting from the deteriorating global economy, and also included charges of $0.3 billion related to write-downs of inventory and provision for workforce reductions.

AACIS

Operating income for the AACIS segment for the six months ended June 30, 2009 decreased to $2 million, as compared with $1.8 billion for the six months ended June 30, 2008. This sharply lower operating income reflected the lower sales, steel shipments and selling prices resulting from the deteriorating global economy, and also included charges of $0.2 billion primarily related to write-downs of inventory.

Stainless Steel

Operating loss for the Stainless Steel segment for the six months ended June 30, 2009 was $233 million as compared with an operating income of $474 million for the six months ended June 30, 2008. This operating loss reflected the lower sales, steel shipments and selling prices resulting from the deteriorating global economy, and also included charges of $0.1 billion primarily related to write-downs of inventory.

Steel Solutions and Services

Operating loss for the Steel Solutions and Services segment for the six months ended June 30, 2009 was $456 million as compared with an operating income of $443 million for the six months ended June 30, 2008. The operating loss reflected the lower sales, steel shipments and selling prices resulting from the deteriorating global economy, and also included charges of $0.2 billion primarily related to write-downs of inventory.

Income from Investment in Associates and Joint Ventures

Losses from investments in associates and joint ventures were $0.1 billion for the six months ended June 30, 2009, compared to an income of $0.9 billion for the six months ended June 30, 2008, as many associated companies reported worse results for the first half of 2009 compared to the first half of 2008 mainly due to the economic crisis and reduced steel demand.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income / expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs were 92% higher for the six months ended June 30, 2009, at $1.5 billion, as compared with $785 million for the six months ended June 30, 2008. Net interest expense (including interest expense and interest income), increased to $705 million for the six months ended June 30, 2009 as compared to $643 million for the six months ended June 30, 2008, primarily due to a higher effective interest rate following several bond issuances. (See “—Liquidity and Capital Resources”.) Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairments of financial instruments) for the six months ended June 30, 2009 amounted to $407 million, as compared to costs of $311 million for the six months ended June 30, 2008. Losses related to the fair value of derivative instruments for the six months ended June 30, 2009 amounted to $36 million, as compared with gain of $169 million for the six months ended June 30, 2008, respectively. During the six months ended June 30, 2009, the Company also recorded a loss of $357 million as a result of mark-to-market adjustments on the conversion options embedded in its recently issued convertible bonds. See Note 7 to the condensed consolidated financial statements for the six months ended June 30, 2009, presented in this report.

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 Income Tax

As a result of its operating loss, ArcelorMittal recorded an income tax benefit for the six months ended June 30, 2009 of $2.3 billion as compared with an income tax expense of $1.5 billion for the six months ended June 30, 2008. The effective tax rate increased to 53.9% for the six months ended June 30, 2009, as compared to 14.8% for the six months ended June 30, 2008, on income/(loss) before taxes of $(4.3) billion and $10.3 billion, respectively. The effective tax rate was higher for the six months ended June 30, 2009, mainly due to an increase in the blended statutory tax rate resulting from the geographical mix of the first half 2009 sources of income and in particular the losses realised in higher tax jurisdictions.

Non-controlling Interests

Losses attributable to non-controlling interests for the six months ended June 30, 2009 were $132 million as compared with profits attributable to non-controlling interests of $592 million for the six months ended June 30, 2008. The change from a year ago is due to net losses incurred at ArcelorMittal subsidiaries with non-controlling interests.

Net Income (loss) (excluding non-controlling interests)

ArcelorMittal’s net loss (excluding non-controlling interests) for the six months ended June 30, 2009, was $1.9 billion as compared to a net income of $8.2 billion for the six months ended June 30, 2008, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

In management’s opinion, ArcelorMittal’s financing facilities are adequate for its present requirements. Because ArcelorMittal, the parent company, is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

As of June 30, 2009, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $7.3 billion (of which $3.4 billion will be used to prepay amounts outstanding under the Company’s €17 Billion Facility, as described below), as compared to $7.6 billion as of December 31, 2008. In addition, ArcelorMittal had available borrowing capacity of $15.4 billion under its existing credit facilities as of June 30, 2009 (without taking into account the cancellation of the Company’s $3.2 billion credit facility expected to occur in the third quarter of 2009 as described below), as compared to $5.8 billion as of December 31, 2008. ArcelorMittal also has a €3 billion (approximately $4.2 billion) commercial paper program (of which €1.5 billion or approximately $2.1 billion was outstanding as of June 30, 2009) and its policy has been to maintain availability under its credit facilities as back-up for its commercial paper program.

As of June 30, 2009, ArcelorMittal’s total debt, which includes long-term debt, short-term debt and borrowings under working capital facilities, was $30.1 billion, compared to $34.1 billion as of December 31, 2008. Net Debt (defined as long-term debt, net of current portion, plus the Company’s payable to banks and current portion of long-term debt, short-term debt and borrowings under working capital facilities) was $22.9 billion as of June 30, 2009, down from $26.5 billion at December 31, 2008. Most of the external debt is borrowed by the parent company on an unsecured basis and secured by liens on specified assets of the relevant subsidiary. As of June 30, 2008, ArcelorMittal’s external debt bore interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as (A) long-term debt, net of current portion, plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity) at June 30, 2009 was 37% as compared to 45% at December 31, 2008. Total debt and net debt decreased period-on-period primarily due to various debt reduction measures taken by the Company, including reduced costs and dividends, increased cash generation from working capital, and issuances of equity and convertible bonds (part of the latter being accounted for as derivatives rather than debt).

ArcelorMittal’s principal financing facilities—that is, the €17 billion (approximately $25 billion) term and

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revolving credit facility entered into on November 30, 2006 (the “€17 Billion Facility”), which was amended on October 23, 2008, the $4 billion revolving credit facility entered into on May 13, 2008, which was amended on October 23, 2008 (the “$4 Billion Facility”), the $3.2 billion term and revolving credit facility, which was amended on February 6, 2007 and on March 14, 2008 (the “2005 Credit Facility”) and the $800 million committed multi-currency letter of credit facility (the “Letter of Credit Facility”)—contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain conditions. Certain of these agreements also require compliance with financial covenants, as summarized below.

The €17 Billion Facility, the $4 Billion Facility and the 2005 Credit Facility have the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain level, initially 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of June 30, 2009, the Leverage Ratio stood at approximately 1.7 to one, up from 1.1 to one as of December 31, 2008. At the end of July 2009, the Company reached an agreement with its creditors under these facilities, subject to final documentation, to amend the Leverage Ratio from 3.5 to one as originally provided, to 4.5 to one as of December 2009 and 4.0 to one as of June 30, 2010, reverting to 3.5 to one as of December 31, 2010. Although the Company incurred fees in connection with the covenant amendment, the Company’s ongoing borrowing costs under the facilities will not increase unless its Leverage Ratio becomes greater than 3.5 to one at the end of any Measurement Period. In such a case, the Company will also be subject to certain additional non-financial restrictive covenants, including in relation to expansionary capital expenditures, acquisitions, increase in dividends and share buybacks. As agreed in connection with the amendment of the covenants in the Company’s credit facilities, a total of $3.4 billion will be prepaid in the third quarter of 2009 in respect of debt due in the fourth quarter of 2009 and in 2010, and the 2005 Credit Facility will be cancelled. The prepayment and the cancellation are expected to occur in the third quarter of 2009.

In addition, the Letter of Credit Facility requires ArcelorMittal’s interest coverage ratio (i.e., the ratio of Consolidated EBITDA (as defined in the facility) to Consolidated Net Interest Payable (consolidated interest payable less consolidated interest receivable during a given measurement period)) to be greater than 4 to 1 at the end of any measurement period. As of June 30, 2009, this ratio stood at approximately 5.9 to 1, as compared with 12 to 1 as of December 31, 2008.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate ArcelorMittal’s repayment obligations.

As of June 30, 2009, ArcelorMittal had guaranteed approximately $0.9 billion of debt of its operating subsidiaries. ArcelorMittal’s debt facilities and its guarantees have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under other ArcelorMittal credit facilities.

Although the global financial crisis that began in 2008 has eased significantly in recent months, conditions in global capital markets remain significantly tighter than they were a year ago, particularly for companies with high leverage or in sectors that have been especially affected by the global economic crisis, including steel and other basic material producers. Nevertheless, ArcelorMittal raised approximately $11.4 billion in the second quarter of 2009 through several capital markets transactions described below, the proceeds of which have been used principally to refinance maturing debt and reduce overall indebtedness.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2009 (before giving effect to the Forward Start facility commitments described below under “—Financings”).

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	Repayment Amounts per Year (in billions of $)
Type of Indebtedness As of June 30, 2009	Q309	Q409	2010	2011	2012	2013	2014	>2014	Total
Term loan repayments
- €12bn syndicated credit facility	$-	$1.6(1)	$3.4(1)	$3.4	$-	$-	$-	$-	$8.4
- Convertible bonds(2)	-	-	-	-	-	-	1.9	-	1.9
- Bonds	-	0.1	0.8	-	-	3.6	1.8	5.2	11.5
Subtotal	-	1.7	4.2	3.4	-	3.6	3.7	5.2	21.8
Long-term revolving credit lines
- €5bn syndicated credit facility	-	-	-	-	-	-	-	-	-
- $3.2bn syndicated credit facility	-	-	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-	-	-
- €0.8bn bilateral facilities	-	-	-	-	-	-	-	-	-
Commercial paper(3)	2.0	0.1	-	-	-	-	-	-	2.1
Other loans	0.8	0.6	1.4	0.8	1.3	0.4	0.2	0.7	6.2
Total Debt	$2.8	$2.4	$5.6	$4.2	$1.3	$4.0	$3.9	$5.9	$30.1

__________________________
(1) As agreed in connection with the Leverage Ratio covenant amendment, a total of $3.4 billion will be prepaid in the third quarter 2009 in respect of debt due in the fourth quarter 2009 and in 2010.

(2) On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of convertible bonds which are convertible at the option of the bondholders. As defined by IFRS, convertible bonds are hybrid instruments and the Company is required to separate the embedded derivatives and record them at their fair value at inception ($597 million) as liabilities (reduction of net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of operations.

(3) Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of June 30, 2009 under ArcelorMittal’s principal credit facilities.

Credit lines available	Facility Amount	Drawn	Available
€5bn syndicated credit facility(1)	$7.1	$0.0	$7.1
$3.2bn syndicated credit facility(2)	$3.2	$0.0	$3.2
$4bn syndicated credit facility(3)	$4.0	$0.0	$4.0
€0.8bn bilateral facilities(1)	$1.1	$0.0	$1.1
Total committed lines(4)	$15.4	$0.0	$15.4

______________________
(1) Euro denominated loans converted at the Euro: $ exchange rate of 1.4134 as of June 30, 2009.

(2) As agreed in connection with the Leverage Ratio covenant amendment, this facility will be cancelled in the third quarter of 2009.

(3) Forward Start commitments of $3.2 billion will be reinstated in connection with this facility, subject to final documentation, effectively extending its maturity to 2012.

(4) Subject to the reinstatement referred to in footnote 3 of this table becoming effective, less than 15% of the Company’s credit facilities will mature before 2012.

ArcelorMittal believes that it is not subject to near-term liquidity constraints. The Company’s overall debt maturity lengthened in the first half of 2009 as a result of debt repayments made with proceeds from the Company’s capital markets transactions. It will lengthen further with the $3.4 billion prepayment under the €17 Billion Facility (which consists of the November 2010 and May 2010 term loan installments) and the reinstatement of a $3.25 billion Forward Start facility (with respect to the $4 Billion Facility) expected to be implemented in connection with the Company’s Leverage Ratio covenant amendment. These actions have had or will have the effect of significantly

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reducing near-term refinancing requirements and, on a pro forma basis after giving effect to the $3.4 billion prepayment and the Forward Start facility reinstatement, have improved the average debt maturity of the Company to 3.8 years as of June 30, 2009, as compared to 2.6 years as of December 31, 2008. As of June 30, 2009, on a pro forma basis (giving effect to the expected prepayment and cancellation noted above), the balance of indebtedness scheduled to mature in the remainder of 2009 and through 2012 was $12.9 billion in the aggregate, reduced from a total of $24.7 billion for such periods (including the second quarter of 2009) as of March 31, 2009. Notwithstanding the reduction in total debt, ArcelorMittal’s financing cost has increased as a result of its recent bond issuances.

Financings

Principal Credit Facilities

On November 30, 2006, ArcelorMittal entered into the €17 Billion Facility (which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance indebtedness that Mittal Steel had incurred to finance its acquisition of Arcelor, along with Arcelor’s principal long-term debt facilities. On October 30, 2007, the maturity of the €5 billion revolving credit facility was extended by agreement with the lenders for one additional year, to November 30, 2012. The €12 billion term loan facility is being repaid in installments as provided for in the agreement. The outstanding amount under the €12 billion term loan facility at June 30, 2009 was $8.4 billion. The €5 billion revolving credit facility remains available and as of June 30, 2009 had no amounts drawn, as outstanding loan balances under the facility were repaid during the second quarter of 2009 with proceeds from the Company’s debt, convertible debt and equity issuances (described below) during the quarter.

On May 13, 2008 ArcelorMittal entered into the $4 Billion Facility, a revolving credit facility which may be used for general corporate purposes. ArcelorMittal has not drawn amounts under this facility to date, and it remains fully available. Approximately one-third is due in May 2010 and approximately two-thirds is due in May 2011. Subject to final documentation, Forward Start commitments of $3.25 billion will be reinstated in connection with this facility, effectively extending its maturity to 2012.

On April 7, 2005, the Company and certain subsidiaries entered into the 2005 Credit Facility, a five-year $3.2 billion credit facility (consisting of a $1.7 billion term loan facility and a $1.5 billion revolving credit facility) with a consortium of banks. In connection with the amendment of the Company’s Leverage Ratio covenant, the 2005 Credit Facility is expected to be cancelled during the third quarter of 2009.

In 2007 and 2008, ArcelorMittal entered into bilateral credit facilities currently totaling €0.8 billion ($1.1 billion). The proceeds of any borrowings under these facilities may be used for general corporate purposes. This credit facility remained unutilized at June 30, 2009.

On December 30, 2005, the Company entered into a multi-currency revolving letter of credit facility in an aggregate amount equal to $800 million with a consortium of lenders. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees. The terms of the letter of credit and financial guarantees contain certain restrictions as to duration.

Forward Start Facilities

In response to the ongoing difficult credit market conditions in the first half of 2009, ArcelorMittal entered into certain facilities, known as “Forward Start” facilities, in order to extend the maturity of various facilities and to secure liquidity in advance in the event that difficult credit market conditions were to persist for longer than expected. A Forward Start facility provides a borrower with a committed facility to refinance an existing facility upon its maturity, and therefore certainty as to the availability of funds for that refinancing.

As a result of proceeds obtained from the Company’s bonds, convertible bonds and equity issuances in the second quarter of 2009, the commitments under these Forward Start facilities were ratably cancelled, as provided under the facilities. As agreed in connection with the amendment of the Company’s Leverage Ratio and subject to final documentation, a $3.25 billion Forward Start facility will be reinstated that will extend the maturity of the $4 Billion Facility to 2012.

Debt Securities and Other Loans, Convertible Bonds and Equity Financings

2009 Capital Markets Transactions

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In the second quarter of 2009, ArcelorMittal completed several capital markets transactions, the proceeds of which were used to refinance principally existing indebtedness. The transactions consisted of:

•	an offering of €1.25 billion (approximately $1.6 billion) of 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares (OCEANE) due 2014 that closed on April 1, 2009;
•	an offering of 140,882,634 common shares for $3.2 billion that closed on May 6, 2009 (described in further detail below);
•	an offering of 5% convertible notes due 2014 for $800 million, made simultaneously with the offering of common shares, that closed on May 6, 2009;
•	an offering of two series of U.S. dollar denominated notes (9% Notes due 2015 and 9.85% Notes due 2019) totaling $2.25 billion that closed on May 20, 2009; and
•	an offering of two series euro-denominated notes (8.25% Notes due 2013 and 9.375% Notes due 2016) totaling €2.5 billion ($3.5 billion) that closed on June 3, 2009.

The offering of 140,882,634 common shares (which included an overallotment option exercised in full by the underwriters) was priced at €17.10 (or $22.77) per share. Ispat International Investments, S.L. (“Ispat”), a holding company beneficially owned by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal, subscribed for 14,088,263 common shares (or 10%) in the offering on a deferred-delivery basis, with the remainder allocated to investors. The offering was settled by the Company on May 6, 2009 (except with respect to Ispat) with 98 million common shares borrowed from Ispat pursuant to a share lending agreement, with the remainder settled using shares held in treasury. The Company returned the borrowed shares and delivered the shares subscribed by Ispat on June 22, 2009, following the issuance by the Company of 112,088,263 shares after shareholders had approved a resolution broadening the authorization of the Board of Directors to increase the Company’s share capital at an extraordinary general meeting held on June 17, 2009.

Commercial Paper Program

ArcelorMittal has a €3.0 billion commercial paper program in the French market, which had approximately €1.5 billion ($2.1 billion) outstanding as of June 30, 2009.

True Sale of Receivables (“TSR”) Programs

ArcelorMittal engages in the sale of certain trade accounts receivable through programs with financial institutions. Through these programs, referred to as TSR programs, the Company’s subsidiaries effectively surrender control, risks and the benefits associated with the accounts receivable sold.

Credit Ratings

On May 20, 2009, Fitch Ratings and Moody’s each lowered its rating for ArcelorMittal by one notch, from BBB+ to BBB, and Baa2 to Baa3, respectively, and assigned a stable outlook. On June 5, 2009, Standard & Poor’s lowered its rating for ArcelorMittal from BBB+ to BBB and assigned a negative outlook, subject to continuing review in light of the very difficult economic climate. On July 31, 2009, Fitch Rating revised its outlook from stable to negative.

Sources and Uses of Cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2009 and 2008:

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	Summary of Cash flow Six months ended June 30,
	2008	2009
	(in $ millions)
Net cash provided by operating activities	$ 6,214	$ 2,075
Net cash used in investing activities	(7,983)	(1,275)
Net cash (used in) provided by financing activities	1,513	(1,177)

Net Cash Provided by Operating Activities

For the six months ended June 30, 2009, net cash provided by operating activities was $2.1 billion as compared with $6.2 billion for the six months ended June 30, 2008. Net cash provided by operating activities was lower mainly due to the decrease by $10.8 billion in net income (including non-controlling interests).

Net cash provided by operating activities for the six months ended June 30, 2009, included $3.9 billion generated by working capital, which consisted of changes in inventories, trade accounts receivable and trade accounts payables, primarily due to lower inventories. A reversal of a non-cash charge of $0.4 billion related to the convertible bonds, and a non-cash gain of $0.7 billion related to hedges on raw material purchases has been included in the reconciliation of net income to cash provided by operating activities within “others”. In addition, the Company made payments under its voluntary separation schemes as well as other payables, including under its true sale of receivables (“TSR”) programs.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2009 was $1.3 billion as compared to $8.0 billion for the three months ended December 31, 2008, mainly due to substantially lower capital expenditures and a curtailment of acquisitions.

Capital expenditures were approximately $1.4 billion for the six months ended June 30, 2009 as compared with $2.3 billion for the six months ended June 30, 2008, as ArcelorMittal reduced spending in order to adapt its previously-announced growth plan to challenging market conditions. The Company currently expects that capital expenditure for the year ended 2009 will amount to approximately $3.0 billion, most of which relates to the maintenance of existing sites (including health and safety investments). This level of so-called “maintenance” capital expenditure is lower than in 2008, due in part to reduced production levels and reduced asset utilization.

ArcelorMittal’s major capital expenditures in the six months ended June 30, 2009 included a new hot strip mill, a power plant (1&2) revamp and an ammonia steam desulphurization in Tubarao, Brazil; a new pulverized coal injection project in Dofasco, Canada; a basic oxygen furnace gas recovery project in Gent, Belgium; a facility expansion in Vaga do Sul, Brazil; various coal mine safety and environmental projects in Kazakhstan; the modernization of a cold rolling mill in Krakow, Poland; an expansion plan (phase 1) in Industeel, Belgium; an ore beneficiation (plant 2) in Kryviy Rih, Ukraine; and a natural gas project in Timoteo, Brazil.

Net Cash Provided by Financing Activities

Net cash used in financing activities was $1.2 billion for the six months ended June 30, 2009, as compared to net cash provided by financing activities of $1.5 billion for the six months ended June 30, 2008, primarily due to the Company’s repayment of long-term debt with proceeds of its second quarter capital markets transactions. The Company issued shares for proceeds of $3.2 billion during the quarter.

During the second quarter of 2009, the Company distributed $234 million to the non-controlling shareholders in its South African subsidiary by way of share buy-back. This transaction did not change the Company’s percentage ownership of the subsidiary, as it was a pro-rata return of capital. In addition, dividends paid during the six months ended June 30, 2009 were $697 million, including $518 million paid to ArcelorMittal shareholders and $179 million paid to non-controlling shareholders in subsidiaries. Dividend paid in the six months ended June 30, 2008 was $1.3 billion.

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Shareholders’ Equity

Shareholders’ equity (excluding non-controlling interests) decreased to $57.5 billion at June 30, 2009, compared with $63.1 billion at June 30, 2008.

Earnings Distributions

Considering the exceptional global economic conditions since September 2008, on February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $0.75 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009. Quarterly dividend payments took place on March 16, 2009 and June 15, 2009, and for the remainder of 2009 are scheduled to take place on September 14, 2009 and December 14, 2009. The Company has also suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs, and on April 28, 2009, the Company formally announced the termination of the share buy-back programs authorized by shareholders on May 13, 2008 and under which shares were repurchased until September 5, 2008.

ArcelorMittal held 52.9 million shares in treasury as of June 30, 2009, down from 82.8 million shares as of December 31, 2008 as a result of the Company’s $3.2 billion equity offering that closed on May 6, 2009, which was partially settled with treasury shares. As of June 30, 2009, the number of treasury shares was equivalent to approximately 3.39% of the total issued number of ArcelorMittal shares.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development expense was $166 million for the six months ended June 30, 2008, $295 million for the full year 2008 and $121 million for the six months ended June 30, 2009.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “—Key Factors Affecting Results of Operations” above.

Outlook

Operating income is expected to be slightly positive in the third quarter and positive in the second half of 2009. Shipments are expected to be slightly higher in the third quarter of 2009 than in the second quarter of 2009, and average steel selling prices are expected to remain stable or be slightly lower. In addition, the Company expects additional cost benefits from raw material cost reductions in the third quarter.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent Developments

In response to press reports and queries in late July 2009 relating to a possible joint venture spin-off of its stainless steel business, ArcelorMittal stated that it was evaluating various options in relation to this business. ArcelorMittal considers that consolidation in the stainless steel sector, particularly in Europe, would be beneficial, and is actively evaluating all options to participate in the sector consolidation, including joint ventures.

On July 21, 2009, ArcelorMittal announced the completion of the acquisition of all the issued and outstanding shares of Noble European Holdings B.V. (“Noble BV”), a Dutch private limited liability company engaged in laser welded blanks operations primarily in Europe. Noble BV is a leading European manufacturer of tailored blanks with operations in Belgium, France, Germany, Spain, the UK, Slovakia, Australia and joint ventures in Mexico, China and India.

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On July 17, 2009, ArcelorMittal announced a positive outcome to its covenant amendment request to lenders under its principal credit facilities. See “—Liquidity and Capital Resources.”

On May 12, 2009, ArcelorMittal’s Annual General Meeting of shareholders held in Luxembourg approved all resolutions on the agenda. In particular, the shareholders acknowledged the expirations of the mandates of Michel Marti, Sergio Silva de Freitas, Wilbur L. Ross, Narayanan Vaghul, François Pinault and Jean-Pierre Hansen, and they elected Wilbur L. Ross, Narayanan Vaghul and François Pinault as members of the Board of Directors. Ignacio Fernández Toxo stepped down from the Board of Directors effective May 12. ArcelorMittal had also convened its shareholders to an Extraordinary General Meeting (which was scheduled to vote on a capital increase of the Company that would permit, among other things, delivery to Ispat International Investments S.L. of 98 million Company common shares borrowed by the Company in connection with its share offering that closed on May 6, 2009). However, the quorum required for that meeting was not reached and the meeting was rescheduled to June 17, 2009, at which time the relevant resolution was approved.

On June 5, 2009, as a result of changes in the composition of its Board of Directors following its Annual General Meeting of Shareholders (“AGM”) (held on May 12, 2009), ArcelorMittal announced updates to the membership of its board level committees and the creation of a new Risk Management Committee, in line with recent developments in best practices for corporate governance. The Risk Management Committee is responsible for advising the Board of Directors on risk management and ensuring that ArcelorMittal maintains an effective risk management process to support daily management and decision-making.

The composition of the board committees is as follows:

•	Audit Committee: Mr. Narayanan Vaghul (Chairman), Mr. José Ramón Álvarez Rendueles, Mr. Wilbur L. Ross Jr. and Mr. Antoine Spillmann.
•	Appointments, Remuneration & Corporate Governance Committee: Mr. Lewis B. Kaden (Chairman), H.R.H. Prince Guillaume de Luxembourg and Mr. Narayanan Vaghul.
•	Risk Management Committee: Mr. Antoine Spillmann (Chairman) and Mr. Georges Schmit.

On June 17, 2009, ArcelorMittal held an Extraordinary General Meeting (“EGM”) of shareholders in Luxembourg to approve the sole resolution on its agenda. 746,489,458 shares, or 52.5% of the Company's share capital, were present or represented at the meeting and 726,938,172 shares, or 97.45% of the shares present and represented, voted in favor of the resolution. The purpose of the resolution was to renew and broaden the authorization to the Board of Directors to increase the issued share capital of ArcelorMittal by a maximum of 168,173,653 shares during a period of five years. As a consequence of the approval of the resolution submitted to EGM, the Company issued, on June 22, 2009, 112,088,263 new shares in order to return shares borrowed from, and deliver shares purchased by, Ispat International Investments S.L. in connection with the common stock offering that closed on May 6, 2009. Following this issuance, the total number of issued ArcelorMittal shares is 1,560,914,610.

On May 7, 2009, ArcelorMittal and the Czech Government agreed to resolve all pending arbitration and litigation regarding the privatization of Nova Hut and Vitkovice Steel. The parties agreed to the following:

•	ArcelorMittal agreed to an amicable settlement of all pending litigation and arbitration cases against the Czech Government and its related entities;
•

ArcelorMittal will increase its stake in ArcelorMittal Ostrava to approximately 83% by acquiring a 10.9% stake held by the Czech Government. Following the acquisition, the Company will hold 82.55% of the outstanding shares of ArcelorMittal Ostrava; and

•	As a part of the overall settlement agreement, ArcelorMittal Ostrava concluded a long-term supply agreement for hot metal to Evraz Vitkovice Steel.

On July 22, 2009, the Company completed the acquisition of 1,359,083 shares. The total acquisition price was $375 million, of which $55 million was paid at closing with the remaining $320 million to be paid in six annual instalments.

On April 8, 2009, ArcelorMittal announced that it would be necessary to continue to suspend and optimize production in order to ensure the Company is well adapted to market conditions. All production suspensions are reviewed on a regular basis, and the Company expects to maintain all equipment during the suspension period to ensure that production can be re-started as swiftly as possible when market conditions improve. The European Works Council and ArcelorMittal agreed that there would be strong and transparent social dialogue about the production suspensions at local sites with the relevant Works Councils and employees.

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On March 19, 2009, ArcelorMittal announced that the shares of its Canadian subsidiary Dofasco, which had been held by Strategic Steel Stichting, a Dutch foundation created in 2006 for the sole purpose of holding custody of Dofasco’s shares, will be transferred back to the ArcelorMittal group. In response to market speculation, ArcelorMittal stated that it has no plans to sell Dofasco.

Recent Developments in Legal Proceedings

Tax Claims

Brazil

The Brazilian Federal Revenue Service has claimed that ArcelorMittal Brasil owes $124 million for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition. On March 31, 2009, ArcelorMittal Brasil agreed to participate in a Federal Revenue program settling a number of these disputes. At this stage, ArcelorMittal Brasil is not able to determine the total amount of payment; however, the reserves recorded for this matter are expected to be sufficient to cover such payment.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $55 million, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996, and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at €5.7 million (including interest). Both parties are appealing the decision.

Competition/Antitrust Claims

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA Inc., and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits have been filed in the same court and have been consolidated with Standard Iron Works. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. On June 12, 2009, the Court denied the motion to dismiss. The defendants are considering the Court’s decision. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. ArcelorMittal considers the allegations in the complaint to be entirely unfounded.

South Africa

ArcelorMittal South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited in which the latter companies allege that ArcelorMittal South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that ArcelorMittal South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. On September 6, 2007, the Competition Tribunal imposed a penalty on ArcelorMittal South Africa of approximately $97 million, other behavioural remedies designed to prevent ArcelorMittal South Africa imposing or agreeing with customers any conditions on the resale of flat steel products and ordered that ArcelorMittal South Africa pay the costs of the case. ArcelorMittal South Africa has appealed the decision of the Competition Tribunal on the merits and its decision on the remedies. In November 2007, the Competition Appeal Court ordered the suspension of the Tribunal’s decision on the remedies pending the appeal. On October 23 and 24, 2008, the hearing before the Competition Appeal Court took place. On May 29, 2009, the Competition Appeal court ordered a setting aside of both decisions of the Competition Tribunal of 2007, both on the merits and on the remedies thereof, and referred the matter back to the Competition Tribunal. ArcelorMittal is assessing the Court Order.

Other Legal Claims

Canada

In 2008, two complaints by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA Inc., Mittal Steel North America and ArcelorMittal Tubular Products Roman

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S.A. were filed. CNRL alleges negligence in both complaints, seeking damages of $49.8 million and $22.4 million, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America. In May 2009, following the agreement of CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitral proceedings against ArcelorMittal Espana in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal Espana to Vale for the Carajas railway in Brazil, and which Vale also alleges caused a derailment on the railway line. Vale quantifies its claim as $64 million. ArcelorMittal Espana intends to defend itself fully in this matter.

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